Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (T2056)

Offering Period: April 5, 2021 – April 26, 2021

Accelerated Barrier Notes due April 30, 2026

Linked to the Performance of the Lowest Performing of Three Underlyings

Product Terms

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, you will participate in the leveraged appreciation, if any, of the Lowest Performing Underlying.

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event does not occur, you will receive the principal amount of the securities you hold at maturity.

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.
Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be April 27, 2021
Settlement Date:	Expected to be April 30, 2021
Underlyings:	The Russell 2000® Index, the Nasdaq-100 Index® and the iShares® MSCI Emerging Markets ETF
Upside Participation Rate**:	Expected to be at least 135%
Redemption Amount:	Principal amount of the securities you hold x (1 + Security Performance Factor).
Security Performance Factor:	The Security Performance Factor is expressed as a percentage and is calculated as follows:
If (a) the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, then the Security Performance Factor will equal the Upside Participation Rate x the Underlying Return of the Lowest Performing Underlying; or (b) the Final Level of the Lowest Performing Underlying is less than its Initial Level and (i) a Knock-In Event occurs, then the Security Performance Factor will equal the Underlying Return of the Lowest Performing Underlying; or (ii) a Knock-In Event has not occurred, then the Security Performance Factor will equal zero.
Underlying Return:	For each Underlying: Final Level – Initial Level Initial Level
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Knock-In Level**:	For each Underlying, approximately 60% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Valuation Date:	April 27, 2026
Maturity Date:	April 30, 2026
CUSIP:	22552XJ46
Fees:	Certain fiduciary accounts may pay a purchase price of at least $963.75 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $41.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $950 (as determined by reference to its pricing models and the rate it is currently paying to borrow funds through issuance of the securities (its “internal funding rate”)). A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	Leveraged and uncapped participation in the appreciation, if any, of the Lowest Performing Underlying.

•	Upside Participation Rate expected to be at least 135%**

•	Return of principal amount of the securities you hold, if the Final Level of the Lowest Performing Underlying is less than or equal to its Initial Level but greater than the Knock-In Level.

•	If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

•	Knock-In Level of approximately 60%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Underlying Return of the Lowest Performing Underlying	Security Performance Factor(1)	Redemption Amount per $1,000 principal amount(1)(2)(3)
60%	81%	$1,810
50%	67.50%	$1,675
40%	54%	$1,540
30%	40.50%	$1,405
20%	27%	$1,270
10%	13.50%	$1,135
0%	0%	$1,000
-10%	0%	$1,000
-20%	0%	$1,000
-30%	0%	$1,000
-40%	0%	$1,000
-41%	-41%	$590
-50%	-50%	$500
-60%	-60%	$400
(1)	Assumes an Upside Participation Rate of 135%**.

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(3)	Assumes a Knock-In Level of 60%**

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Lowest Performing Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

•	The securities do not pay interest.

•	The probability that the Final Level of the Lowest Performing Underlying will be less than its Knock-In Level will depend on the volatility of such Underlying.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

(See "Additional Risk Considerations" on the next page)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: April 5, 2021 – April 26, 2021

Accelerated Barrier Notes due April 30, 2026

Linked to the Performance of the Lowest Performing of Three Underlyings

Additional Risk Considerations

Risks Relating to the Underlyings

•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.

•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

•	The securities are linked to the Russell 2000® Index and are subject to the risks associated with small-capitalization companies.

•	Some of the assets included in the Nasdaq-100 Index® are issued by foreign companies. Foreign companies may be subject to different political, market, economic, regulatory and other risks than those applicable to domestic companies, including changes in foreign governments, economic and fiscal policies, currency exchange laws or other laws or restrictions.

•	Although shares of the iShares® MSCI Emerging Markets ETF (the “Reference Fund”) are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Reference Fund or that there will be liquidity in the trading market.

•	The performance and market value of the Reference Fund, particularly during periods of market volatility, may not correlate to the performance of the index tracked by the Reference Fund.

•	Some or all of the assets included in the Reference Fund are issued by foreign companies and trade in foreign securities markets. Investments in the securities therefore involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries.

•	The Reference Fund is exposed to the political and economic risks of emerging market countries.

•	Because the prices of the equity securities included in the Reference Fund are converted into U.S. dollars for purposes of calculating the level of the Reference Fund, investors will be exposed to currency exchange rate risk with respect to each of the currencies in which the equity securities included in the Reference Fund trade.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to shares of the Reference Fund or the equity securities comprising the Underlyings. Your return on the securities will not reflect the return you would realize if you actually owned shares of the Reference Fund or the equity securities that comprise the Underlyings.

•	If an event occurs that does not require the calculation agent to make an anti-dilution adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the securities may be materially and adversely affected.

Risks Relating to the Issuer

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

Risks Relating to Conflicts of Interest

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent for the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Risks Relating to the Estimated Value and Secondary Market Prices of the Securities

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement, and the “Risk Factors” section of the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated April 5, 2021, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Product Supplement No. I–C dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010321005152/dp148940_424b2-t2056.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.